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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons
President & Chief Executive Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902-1507
Telephone: 607-378-4107

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to the Schedule 14D-9 ("Amendment No. 2"), filed with the Securities and Exchange Commission (the "SEC") on May 19, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on April 5, 2010 and amended by Amendment No. 1 on April 6, 2010 (as amended, the "Statement"), by Hardinge Inc., a corporation existing under the laws of New York ("Hardinge" or the "Company"). The information in the Schedule 14D-9, as amended by Amendment No. 1, is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9, as amended.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        "Item 2.—Identity and Background of Filing Person" is hereby amended and restated in part by amended and restating the information under the heading "Offer" as follows and re-titling the title of such section to "Revised Offer":

Revised Offer.

        This Statement relates to the unsolicited offer by Indústrias Romi S.A, a Brazilian corporation ("Romi"), through its wholly owned subsidiary Helen Acquisition Corp., a New York Corporation ("Romi Sub"), as disclosed in the Tender Offer Statement on Schedule TO, originally filed on March 30, 2010 and subsequently amended and supplemented through May 10, 2010 (as amended or supplemented from time to time, the "Schedule TO"), to acquire each outstanding Hardinge Common Share for $10.00 net per share (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in (i) the Amended and Restated Offer to Purchase, dated May 10, 2010 (as may be amended and supplemented from time to time, the "Offer to Purchase"), and (ii) the accompanying Amended and Restated Letter of Transmittal (which, together with the Amended and Restated Offer to Purchase and any amendments or supplements thereto from time to time, constitute the "Revised Offer"). Romi and Romi Sub filed the Schedule TO with respect to the Revised Offer with the Securities and Exchange Commission (the "SEC") on May 10, 2010. According to the Schedule TO, the Revised Offer will expire at 5:00 p.m., New York City Time, on May 26, 2010 (the "Expiration Date"), unless Romi and Romi Sub extend the Revised Offer.

        The purpose of the Revised Offer as stated by Romi in the Schedule TO is to acquire control of, and the entire equity interest in, Hardinge. Romi has also indicated that it intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with Romi Sub or another direct or indirect subsidiary of Romi (the "Second-Step Merger"), although Romi has reserved the right not to do so. For further details regarding the Second-Step Merger, please see "Item 8.—Additional Information—Second-Step Merger."

        According to the Revised Offer, Romi's obligation to acquire Hardinge Common Shares pursuant to the Revised Offer is subject to numerous conditions, including the following, among others:

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  the "Minimum Condition"—there having been validly tendered and not withdrawn prior to the expiration of the Revised Offer at least the number of Hardinge Common Shares that, when added to the Hardinge Common Shares already owned by Romi or any of its subsidiaries, shall constitute two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis (including, without limitation, all Hardinge Common Shares issuable upon the exercise of any options, warrants, or rights (other than the Rights)), which minimum number has been estimated by Romi at 7,780,930 Shares in addition to the 11,090 Shares Romi has indicated it already owns;

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  the "Rights Condition"—Romi Sub being satisfied, in its reasonable discretion, that Hardinge's Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Revised Offer and the Second-Step Merger;

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  the "Article Nine Condition"—Romi Sub being satisfied, in its reasonable discretion, that the Revised Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of Article Nine of Hardinge's Restated Certificate of Incorporation, as amended ("Article Nine") or that the provisions of Article Nine are otherwise inapplicable to the Revised Offer and the Second-Step Merger; and

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  the "Section 912 Condition"—Romi Sub being satisfied, in its reasonable discretion, that the Revised Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of section 912 of the New York Business Corporation Law (the "NYBCL" and such section of the NYBCL, "Section 912") or that the provisions of Section 912 are otherwise inapplicable to the Revised Offer and the Second-Step Merger.

        Further, according to the Revised Offer, Romi Sub shall not be required to accept for payment any Hardinge Common Shares tendered pursuant to the Revised Offer and may terminate or amend the Revised Offer if any of the preceding conditions or any of the following conditions exist, which conditions are stated as being for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub in their respective reasonable discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

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  (1) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any U.S. or non-U.S. national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality, commission or any U.S. or non-U.S. court, tribunal, or judicial or arbitral body (a "Governmental Authority"):

            (i)    challenging or seeking to make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, the making of the Revised Offer, the acceptance for payment of any Hardinge Common Shares by Romi, Romi Sub or any other affiliate of Romi, or seeking to obtain damages in connection with the Revised Offer or the Second-Step Merger;

            (ii)   seeking to prohibit or limit the ownership or operation by the Company, Romi or any of their subsidiaries of all or any of the business or assets of the Company, Romi or any of their subsidiaries or to compel the Company, Romi or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Romi or any of their subsidiaries;

            (iii)  seeking to impose or confirm any limitation on the ability of Romi, Romi Sub or any other affiliate of Romi to exercise effectively full rights of ownership of any Hardinge Common Shares, including, without limitation, the right to vote any Hardinge Common Shares acquired by Romi Sub pursuant to the Revised Offer or otherwise on all matters properly presented to the Company's shareholders;

            (iv)  seeking to require divestiture by Romi, Romi Sub or any other affiliate of Romi of any Hardinge Common Shares; or

            (v)   which otherwise would prevent or materially delay consummation of the Revised Offer or the Second-Step Merger (collectively, the "No Lawsuits Condition").

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  (2) any clearances or approvals of any Governmental Authority other than in connection with the HSR Condition shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired (the "Regulatory Clearance Condition").

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  (3) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable to (i) Romi, the Company or any subsidiary or affiliate of Romi or the Company or (ii) the Revised Offer and the Second-Step Merger, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Revised Offer, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (1) above (the "No New Law Condition").

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  (4) any event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Revised Offer is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Romi Sub's judgment, is or may be materially adverse to the Company or any of its affiliates, or Romi Sub becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (the "No Material Adverse Effect Condition").

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  (5) there shall have occurred (items (i)-(v) and item (vii) below, collectively, the "U.S./Brazil Equity, Credit and Currency Exchange Market Conditions"):

            (i)    any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Sao Paulo Stock Exchange—Bovespa;

            (ii)   any decline, measured from the date of the Revised Offer, in the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of the Revised Offer;

            (iii)  a material change in United States dollar or Brazilian real currency exchange rates or a suspension of, or limitation on, the markets therefor;

            (iv)  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Federative Republic of Brazil;

            (v)   any limitation (whether or not mandatory) by any government or Governmental Authority on the extension of credit by banks or other lending institutions;

            (vi)  a commencement of a war or armed hostilities, terrorist attacks or other national or international calamity directly or indirectly involving the United States or Federative Republic of Brazil (with item (vii) below, the "No War Condition"); or

            (vii) in the case of any of the foregoing existing on the date of the Revised Offer, a material acceleration or worsening thereof.

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  (6) (i) a tender or exchange offer for some or all of the Hardinge Common Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Romi otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the Commission on or prior to the date of the Revised

    Offer, (ii) any such person or group which, on or prior to the date of the Revised Offer, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act, or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company (collectively, the "No Third Party Interest Condition").

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  (7) the Company or any of its subsidiaries has (items (i)-(xi), collectively, the "No Significant Change or Action Condition"):

            (i)    split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Hardinge Common Shares or its capitalization;

            (ii)   acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Hardinge Common Shares or other securities;

            (iii)  issued or sold, or authorized or proposed the issuance or sale of, any additional Hardinge Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Hardinge Common Shares pursuant to and in accordance with the terms in effect as of the date of the Revised Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

            (iv)  permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company;

            (v)   declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, other than regular quarterly dividends on Hardinge Common Shares declared and paid in cash at times and in amounts consistent with past practice;

            (vi)  altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Revised Offer and the Second-Step Merger);

            (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice;

            (viii)  authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Romi Sub's judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its subsidiaries or affiliates;

            (ix)  entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Revised Offer, the acceptance for payment of or payment for some of or all the Hardinge Common Shares by Romi Sub or its consummation of any merger or other similar business combination involving the Company;

            (x)   except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Romi Sub shall have become aware of any such action which was not previously announced; or

            (xi)  amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Romi Sub becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Revised Offer (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Revised Offer and the Second-Step Merger).

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  (8) Romi Sub becomes aware (items (i)-(ii) below, collectively, the "No Adverse Effect on Contracts Condition"):

            (i)    that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Revised Offer or the consummation by Romi Sub or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company; or

            (ii)   of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in its judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Revised Offer, the acceptance for payment of or payment for some or all of the Hardinge Common Shares by Romi Sub or its consummation of a merger or other similar business combination involving the Company).

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  (9) Romi Sub or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Romi Sub and the Company reach any other agreement or understanding pursuant to which it is agreed that the Revised Offer will be terminated.

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  (10) the Company or any of its subsidiaries shall have:

            (i)    granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the

    Company or any of its subsidiaries any type of option, warrant or right which, in Romi Sub's judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Hardinge Common Shares or other securities, assets or business of the Company or any of its subsidiaries); or

            (ii)   paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        The Revised Offer also states that the conditions described above are for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub regardless of the circumstances giving rise to any such condition or may be waived by Romi or Romi Sub in whole or in part at any time and from time to time prior to the expiration of the Revised Offer in their respective reasonable discretion. The Company also notes the inconsistency between Romi's April 14, 2010 amendment to its Schedule TO, which provided that the assessment of whether certain conditions would be adjudged as satisfied would be made in Romi's "reasonable judgment," rather than in Romi's "judgment," and the Revised Offer, which did not reflect such revision.

        For a full description of the conditions to the Revised Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Revised Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

        The Schedule TO states that the principal executive offices of Romi are located at Avenida Pérola Byington 56, Santa Bárbara do Oeste, SP, Brazil, 13453-900 and that the telephone number of its principal executive officer is +55-19-3455-9000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        "Item 3.—Past Contacts, Transactions, Negotiations and Agreements" is hereby amended and supplemented by adding the following paragraph immediately above the heading entitled "—Potential Severance and Change in Control Payments" and below the paragraphs under the heading entitled "—Consideration Payable to Directors and Officers Pursuant to the Offer and the Second-Step Merger":

Consideration Payable to Directors and Officers Pursuant to the Revised Offer and the Second-Step Merger.

        If Hardinge's directors and executive officers were to tender any Hardinge Common Shares they own pursuant to the Revised Offer, they would receive the same consideration per share as Hardinge's other shareholders and on the same terms and conditions as Hardinge's other shareholders. As of March 9, 2010, Hardinge's directors and executive officers set forth on Annex B hereto owned an aggregate of 401,471 Hardinge Common Shares (including Hardinge Common Shares subject to forfeiture and restrictions on transfer granted under Hardinge's 2002 Incentive Stock Plan, attached as Exhibit (e)(6) and incorporated herein by reference, as well as options to purchase Hardinge Common Shares exercisable within 60 days of March 9, 2010 issued under such plan). If such directors and executive officers were to tender all of such Hardinge Common Shares pursuant to the Revised Offer and each Hardinge Common Share was acquired for $10.00 per Hardinge Common Share, such directors and executive officers would receive an aggregate of approximately $4,014,710. As discussed below under "Item 4.—The Solicitation or Recommendation", to the knowledge of the Company, none of the Company's directors or executive officers currently intends to tender any of their Hardinge Common Shares for purchase pursuant to the Revised Offer.

        Consummation of the Revised Offer would constitute a change of control of Hardinge under the 2002 Stock Incentive Plan, pursuant to which stock options, restricted stock awards and performance shares are issued, as would have consummation of the Offer as described above under "—Consideration Payable to Directors and Officers Pursuant to the Offer and the Second-Step Merger."

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        "Item 4.—The Solicitation or Recommendation" is hereby amended and supplemented by adding the following at the end of the discussion under the heading "Solicitation or Recommendation":

        After careful consideration, including a thorough review of the terms and conditions of the Revised Offer in consultation with Hardinge's financial and legal advisors, the Board, by unanimous vote at a meeting held on May 18, 2010, concluded that the Revised Offer is highly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Hardinge's shareholders reject the Revised Offer and NOT tender their Hardinge Common Shares in the Revised Offer.

        If you have tendered your Hardinge Common Shares, you can withdraw them. For assistance in withdrawing your Hardinge Common Shares, you can contact your broker or Hardinge's information agent, Okapi Partners LLC, at the address, phone number and email address below.

Okapi Partners LLC
780 Third Ave, 30th Floor
New York, NY 10017
Telephone: (877) 279-2311
Email: info@okapipartners.com

        Please see "—Reasons for the Recommendation" below for further detail.

        "Item 4.—The Solicitation or Recommendation" is hereby amended and supplemented by adding the following at the end of the discussion under the heading "Background of the Offer and Reasons for the Recommendation—Background of the Offer":

        On April 5, 2010, Hardinge filed this Statement and the next day filed an investor presentation to be used during meetings with shareholders scheduled for that week. Romi filed an investor presentation regarding its Offer on April 13, 2010 and indicated it would be meeting with Hardinge shareholders as well. Following such meetings, Hardinge management re-engaged with certain of the Company's shareholders on various topics.

        At meetings on April 25, 2010 and May 4, 2010, Hardinge's Board of Directors discussed with representatives of Jefferies and Wachtell Lipton the status of the Offer, the Company's meetings and discussions with shareholders, reactions of shareholders to Romi's investor presentation, communications and press releases by Romi including an April 22, 2010 letter to the Hardinge Board, the Company's results for the first quarter of 2010 and the outlook for the second quarter of 2010, including a review of orders already placed during the beginning of the second quarter.

        In the morning of May 10, 2010, the expiration date of the Offer, Romi stated that fewer than 4,500 shares (less than 0.05% of Harding outstanding shares) had been tendered into the Offer and announced the Revised Offer which featured a revised offer price of $10.00 per Share. Romi stated that such price was Romi's "best and final" offer, and extended the expiration date of the Revised Offer to May 26, 2010. Shortly after the Revised Offer was announced, Hardinge issued a press release advising its shareholders to defer taking any action in response to the Revised Offer and informing its shareholders that Hardinge's Board of Directors, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, would review the Revised Offer and make a recommendation to its shareholders regarding the Revised Offer within ten business days via a solicitation/recommendation statement on Schedule 14D-9.

        In the afternoon of the same day, Hardinge's Board of Directors met by telephone conference with its Advisors to receive an update on Romi's Revised Offer and determine the Board's process for reviewing the Revised Offer.

        On May 18, 2010, Hardinge's Board of Directors met by telephone conference with its Advisors to review the terms of the Revised Offer and Hardinge's response. Jefferies presented its financial analysis of the Revised Offer and then delivered its written opinion, dated May 18, 2010, to Hardinge's Board of Directors, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Hardinge Common Shares (other than Romi and its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated May 18, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C hereto. Jefferies provided its opinion for the information and assistance of Hardinge's Board of Directors in connection with its consideration of the Revised Offer. Following presentations from management and the Advisors from financial, legal, industrial and strategic standpoints and a discussion of the Revised Offer, including the factors set forth below under "Reasons for the Recommendation," the Hardinge Board unanimously determined that the Revised Offer is highly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders. The Board also believed that, in light of Romi's May 10, 2010 statement that the $10.00 per Share offer "represents Romi's best and final offer to acquire Hardinge" and the absence of any indication to the contrary from Romi that Romi may be willing to offer a meaningfully higher valuation, it would not be in the best interests of the Company or its shareholders to enter into discussions with Romi or provide confidential, competitive information to Romi given that Romi's Revised Offer remained highly inadequate, significantly undervaluing the Company. Accordingly, the Hardinge Board unanimously determined to recommend that Hardinge shareholders reject the Revised Offer and not tender their Hardinge Common Shares in the Revised Offer.

        "Item 4.—The Solicitation or Recommendation" is hereby amended and supplemented by adding the following at the end of the discussion under the heading "Background of the Offer and Reasons for the Recommendation—Reasons for the Recommendation":

        The Hardinge Board has conducted a thorough review and consideration of the Revised Offer and after considering its fiduciary duties under applicable law and consulting with senior management and the Company's financial and legal advisors, the Board has unanimously determined that the Revised Offer is not in the best interests of Hardinge and its shareholders and consequently RECOMMENDS THAT HARDINGE'S SHAREHOLDERS SHOULD REJECT THE REVISED OFFER AND NOT TENDER THEIR HARDINGE COMMON SHARES IN THE REVISED OFFER.

        The Board believes, based on the factors further described below, that the Revised Offer is not in the best interests of Hardinge and its shareholders because the Revised Offer, among other things, is highly inadequate, is opportunistically timed to exploit the temporary impact of the global economic downturn on the machine tool industry, and fails to reflect the expected benefits of Hardinge's strategic plan and business initiatives for delivering medium- and long-term value for Hardinge and its shareholders. The Board's determinations were informed by conversations with Hardinge shareholders, financial presentations from its financial advisors and the Board's understanding of and familiarity with Hardinge's business, industry, financial condition, results of operations, current business strategy and future prospects, which management and the Board believe, for reasons described below, have not been fully reflected in Hardinge's results of operations or share price, particularly in light of the anticipated rebound in the machine tool industry. The Hardinge Board believes that the execution of Hardinge's strategic plan will deliver superior value to Hardinge shareholders than the consideration offered in the Revised Offer. In reaching the conclusions and making the recommendation described above, the

Hardinge Board also took into account advice received from its financial and legal advisors and took into account numerous factors, including the material factors listed below.

The Board's belief that Hardinge is well-positioned to emerge strongly from the current economic downturn and to benefit significantly as the machine tool industry recovers.

        Hardinge designs, manufactures and distributes machine tools used in a broad set of end markets and for most of the key industrialized countries around the world. Like many participants in its industry as well as its customers, Hardinge has been affected by the global economic recession and financial crisis. The Board and management note that such economic downturns have historically impacted the valuations of companies in more cyclical market sectors, such as Hardinge, to a greater extent than the overall market. The Board believes that Hardinge and its shareholders are poised to realize significant benefits as the industry recovers from this highly challenging economic environment and as industrial production rebounds in Hardinge's key geographical markets. Primarily for this reason, the Board believes that this is not an advantageous time to seek to sell Hardinge.

        The Board believes that Hardinge's key long-term value drivers, which include, among others, the Company's strong and established brand names, value added product lines, global manufacturing footprint, and significant opportunities in Asia, coupled with actions taken by management in 2008 and 2009 to reduce costs, position Hardinge to outperform any market improvement and provide shareholders with significant upside during a recovery.

        The Board notes that a successful acquisition of Hardinge by Romi at this time would enable Romi, instead of Hardinge shareholders, to capture the benefits of Hardinge's improved financial performance in such a recovery.

The Board's belief that the Revised Offer is highly inadequate.

        The Board does not believe that the $10.00 per Hardinge Common Share price offered in the Revised Offer reflects the underlying value of Hardinge's assets, operations and growth prospects, and the significant additional value that the Board and senior management believe would result from the continued implementation of Hardinge's strategic plan. Specifically, the Board believes the Revised Offer is significantly disadvantageous to Hardinge and its shareholders for many reasons, including that:

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  The Revised Offer severely undervalues key strengths of Hardinge, including its:

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  comprehensive product and service offerings and market-leading brands;

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  deep industry expertise;

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  globally balanced sales and manufacturing platform;

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  dependable customer base serving blue chip companies in a wide range of end markets;

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  sustained track record of successful strategic acquisitions and alliances; and

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  highly experienced management team.

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  Recent developments justify a significantly higher valuation, including that:

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  orders for the first quarter of 2010 were $57.5 million, up 75% compared to the corresponding prior year's quarter and a $12.3 million order was received from a China-based customer at the start of the second quarter of 2010; in addition, the funded status of Hardinge's pension plans has improved by approximately $27 million as of December 31, 2009, which the Board noted was a material improvement that was only announced after Romi first made its initial $8.00 per share proposal;

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    operational improvement initiatives, further described below, have generated annual fixed cost savings of approximately $30 million for Hardinge;

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    Hardinge has acquired the assets of Jones & Shipman, a UK-based manufacturer of grinding and super-abrasive machines and machining systems in a transaction that is a solid strategic fit for the Company;

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    market conditions are stabilizing, with significant strength in Asia, a region offering substantial opportunities for the Company;

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    Hardinge has strong cash reserves and no significant debt load (as of December 31, 2009, Hardinge had a net cash position of $19.6 million, with cash and cash equivalents having steadily increased year-over-year since 2007 to $24.6 million and debt declining since 2007 by approximately 82% as of year end 2009 to $5.0 million and as of March 31, 2010, Hardinge had a net cash position of $22.5 million, up $2.9 million from 2009 year-end; and

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    inventory levels have been reduced significantly.

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  Various value-creating and cost-saving initiatives have provided additional value to Hardinge and its shareholders, which is not reflected in the Revised Offer. The Board also believes the implementation of Hardinge's current and future plans will bring additional value to Hardinge and its shareholders. Several initiatives undertaken by Hardinge in 2008 and 2009 have significantly improved the Company's operating cost structure, working capital levels and business model, which have generated annual fixed cost savings of approximately $30 million and a significantly reduced breakeven point in U.S. operations. The specific actions Hardinge has taken to drive long-term value include:

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  streamlining distribution channels by re-focusing direct sales and distribution partners on Hardinge's key geographic markets (including key developing "BRIC" markets);

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  realigning the U.S. distribution structure to employ premier distributors that are technically and financially strong and consolidating European sales and distribution organizations;

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  discontinuing machine parts manufacturing in Hardinge's U.S. facility (historically a significant drag on earnings) and refocusing U.S. manufacturing on design and assembly, critical components and workholding manufacturing; and

  •
  focusing on new product engineering for higher-end products, while eliminating several unprofitable product lines.

  •
  The Hardinge Board of Directors also considered the financial analysis of Jefferies presented to the Hardinge Board at its telephone conference on May 18, 2010 and Jefferies' written opinion, dated May 18, 2010, to the Hardinge Board, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Hardinge Common Shares (other than Romi and its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated May 18, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C hereto. Jefferies provided its opinion for the information and assistance of Hardinge's Board of Directors in connection with its consideration of the Revised Offer.

The Board's belief that the Revised Offer is opportunistic.

        The Board believes that Romi, a fellow industry participant, recognizes the significant medium- and long-term value creation potential of Hardinge's assets and strategic plan, recent value-creation and cost-saving initiatives and potential returns from the pursuit of new marketplace opportunities, and has opportunistically timed its Revised Offer to acquire Hardinge before the full impact of these factors and the industry's recovery (which tends in the Board's view to trail broader economic trends) can be reflected in Hardinge's results of operations and share price.

        The Board believes that the Revised Offer, if consummated, would deprive all Hardinge shareholders, including those that do not accept the Revised Offer, of the opportunity to realize the full value of their investment in Hardinge, enabling Romi to capture the upside in the recovery for itself.

        In the Board's view, Romi's $2.00 increase in its price fails to fully and fairly value the Company, failing to, among other things, provide sufficient credit for the Company's key long-term value drivers, recent developments that further justify a higher valuation, various value-creating and cost-saving initiatives, and the Company's prospects for benefiting strongly as the machine tool industry recovers.

The fact that the Revised Offer values Hardinge at a price significantly below historical valuations and book value per share and has been declared by Romi to be Romi's "best and final offer to acquire Hardinge."

        Prior to the fourth quarter of 2008, when the economic recession took a significant toll on Hardinge and the machine tool industry as a whole, the market price of Hardinge common stock regularly traded in the double digits, ranging from the mid-teens to significantly higher trading levels in previous periods. The Board, in consultation with senior management and its financial advisors, believes that a double digit stock price for Hardinge common stock is realistically attainable in the medium term if management projections are met, with the key variables being how soon the industry will turn upward and the strength of the rebound.

        Moreover, Hardinge's book value per share ($13.31 per share based on March 31, 2010 shareholders' equity and the March 31, 2010 outstanding share count and $14.00 per share using the December 31, 2009 share count and shareholders' equity), significantly higher than the consideration proposed in the Revised Offer. Hardinge's conversations with its shareholders have provided support for the Board's view that a price not reflective of book value per share significantly undervalues the Company.

The fact that the Revised Offer remains highly conditional.

        As further described under Item 2 and in Annex A of this Statement, the Revised Offer includes many conditions to the obligations of Romi and Romi Sub, several of which are vague, have very low thresholds or give Romi and Romi Sub broad discretion to determine whether or not they are satisfied, resulting in substantial uncertainty as to whether Romi and Romi Sub would be obligated to consummate the Revised Offer. In total there are over twenty conditions, each of which must be satisfied before Romi and Romi Sub will be obligated to purchase any Hardinge Common Shares tendered into the Revised Offer, including, among others, the following:

  •
  the Minimum Condition;

  •
  the Rights Condition;

  •
  the Article Nine Condition;

  •
  the Section 912 Condition;

  •
  the No Lawsuits Condition;

  •
  the Regulatory Clearance Condition;

  •
  the No New Law Condition;

  •
  the No Material Adverse Effect Condition;

  •
  the U.S./Brazil Equity, Credit and Currency Exchange Market Conditions;

  •
  the No War Condition;

  •
  the No Significant Change or Action Condition;

  •
  the No Third Party Interest Condition;

  •
  the No Adverse Effect on Contracts Condition; and

  •
  other conditions contained in the Revised Offer.

        The effect of these and other conditions is that Hardinge shareholders, even if any of them were to favor the Revised Offer, cannot be assured that Romi and Romi Sub will be required to, or will, consummate the Revised Offer.

The Board's belief that the Revised Offer is coercive.

        The Board believes that a tender offer for a small-cap company like Hardinge is structurally coercive because shareholders may be concerned that if they do not tender their shares in the offer they may be left holding illiquid securities, because of the small public float and the risk that the issuer will be delisted.

        The terms of the Revised Offer have failed to ameliorate this concern and such terms justify the Board's prior actions. In the Revised Offer, Romi and Romi Sub indicate that even if the Revised Offer is consummated, they reserve the right not to propose the Second-Step Merger "or any other merger or other similar business combination with the Company or to propose such a transaction on terms other than those described" (including with respect to economic terms) in the Revised Offer. The Revised Offer indicates that Romi and Romi Sub have broad discretion to determine not to proceed with the Second-Step Merger for a number of reasons, including a change in economic or market conditions and "other currently unforeseen factors."

        In addition, the Revised Offer states the following: "If you decide not to tender your shares in the offer and the merger does not occur, and we purchase all the tendered shares, there may be so few remaining shareholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the shares, and Hardinge Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies." The Board believes that this language is coercive.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Revised Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial consideration and prospects of the Company, taking into account the advice of the Company's financial and legal advisors. In view of the variety of factors considered in connection with its evaluation of the Revised Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation, although the Board did generally consider the first three factors discussed above (the Board's belief that Hardinge is well-positioned to benefit from the economic recovery, that the Revised Offer is highly inadequate, and that it is opportunistic) to be the most important factors. The recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have assigned different weights to different factors. Further, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described above under "Item 3.—Past Contacts, Transactions, Negotiations and Agreements."

        Accordingly, the Board unanimously recommends that Hardinge's shareholders reject the Revised Offer and NOT tender their Hardinge Common Shares in the Revised Offer.

Intent to Tender.

        To the knowledge of Hardinge, after making reasonable inquiry, none of Hardinge's directors, executive officers, affiliates or subsidiaries currently intends to tender any Hardinge Common Shares held of record or beneficially owned by such person pursuant to the Revised Offer.

ITEM 8.    ADDITIONAL INFORMATION.

        "Item 8.—Additional Information" of the Statement is hereby amended and supplemented by adding the following at the end of the section entitled "Regulatory Approvals—U.S. Antitrust Clearance":

        According to the Revised Offer, Romi filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Revised Offer with the Antitrust Division and the FTC on March 30, 2010, and the waiting period under the HSR Act expired at 11:59 p.m., New York City time, on April 14, 2010, satisfying the HSR Condition.

        "Item 8.—Additional Information" of the Statement is further hereby amended and supplemented by amending and restating the paragraph under the heading "Forward-Looking Statements" in its entirety as follows:

Forward-Looking Statements.

        This Statement contains statements that are forward-looking, as that term is defined by the SEC in its rules, regulations and releases or by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate and on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Examples of forward-looking statements in this Statement include, but are not limited to, our belief that Hardinge and its shareholders are poised to realize significant benefits as the economy emerges from the recession; that market conditions are stabilizing; that the economy, the machine tool industry and industrial production will and are recovering; our having strong prospects for growth in the coming years; our belief that a significant rebound for the industry is to be expected in 2011; our view that under the terms of Romi's Revised Offer, our shareholders would sacrifice real value and opportunity; our belief that the execution of Hardinge's strategic plan will deliver superior value to Hardinge shareholders than the consideration offered in the Revised Offer; our belief that a double digit stock price for Hardinge common shares is realistically attainable in the medium term; and our prospects for continued growth and shareholder value creation. More generally, words such as "may," "will," "should," "estimates," "predicts," "projects, "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are used to identify forward-looking statements. Forward-looking s statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and deal with matters beyond Hardinge's ability to control. Actual outcomes or results and the timing of certain events may differ materially and significantly from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and, except as required by law, Hardinge undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements.

        Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the Hardinge's entry into new product and geographic markets, the Hardinge's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations. Any forward-looking statement should be considered in light of these and other factors, including the information found in Hardinge's reports and documents filed by Hardinge with the SEC, including Hardinge's Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, particularly in the sections entitled "Business," "Risk Factors," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the notes to Hardinge's consolidated financial statements. Hardinge notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. Hardinge is not waiving any other defenses that may be available under applicable law. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement.

ITEM 9.    EXHIBITS.

        "Item 9.—Exhibits" of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(6)	Press release issued by Hardinge, dated May 19, 2010.
(a)(7)	Opinion of Jefferies & Company, Inc., dated as of May 18, 2010 (attached as Annex C).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HARDINGE INC.
By:	/s/ RICHARD L. SIMONS Name: Richard L. Simons Title: President and Chief Executive Officer

Dated: May 19, 2010

 ANNEX A

Conditions to the Revised Offer

        According to the Revised Offer, Romi's obligation to acquire Hardinge Common Shares pursuant to the Revised Offer is subject to numerous conditions, including the following:

  •
  there having been validly tendered and not withdrawn prior to the expiration of the Revised Offer at least the number of Hardinge Common Shares that, when added to the Hardinge Common Shares already owned by Romi or any of its subsidiaries, shall constitute two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis (including, without limitation, all Hardinge Common Shares issuable upon the exercise of any options, warrants, or rights (other than the rights));

  •
  Romi Sub being satisfied, in its reasonable discretion, that Hardinge's Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Revised Offer and the Second-Step Merger;

  •
  Romi Sub being satisfied, in its reasonable discretion, that the Revised Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of Article Nine of Hardinge's restated certificate of incorporation ("Article Nine") or that the provisions of Article Nine are otherwise inapplicable to the Revised Offer and the Second-Step Merger;

  •
  Romi Sub being satisfied, in its reasonable discretion, that the Revised Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of section 912 of the New York Business Corporation Law—NYBCL ("Section 912") or that the provisions of Section 912 are otherwise inapplicable to the Revised Offer and the Second-Step Merger;

        Further, according to the Revised Offer, Romi Sub shall not be required to accept for payment any Hardinge Common Shares tendered pursuant to the Revised Offer, and may extend, terminate or amend the Revised Offer, if immediately prior to the expiration of the Revised Offer, the Minimum Condition, the HSR Condition, the Rights Condition, the Article Nine Condition or the Section 912 Condition shall not have been satisfied, or at any time on or after the date of the Revised Offer and prior to the Expiration Date, any of the following conditions shall exist:

  •
  (1) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any U.S. or non-U.S. national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any U.S. or non-U.S. court, tribunal, or judicial or arbitral body (a "Governmental Authority"):

            (i)    challenging or seeking to make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, the making of the Revised Offer, the acceptance for payment of any Hardinge Common Shares by Romi, Romi Sub or any other affiliate of Romi, or seeking to obtain damages in connection with the Revised Offer or the Second-Step Merger;

            (ii)   seeking to prohibit or limit the ownership or operation by the Company, Romi or any of their subsidiaries of all or any of the business or assets of the Company, Romi or any of their subsidiaries or to compel the Company, Romi or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Romi or any of their subsidiaries;

            (iii)  seeking to impose or confirm any limitation on the ability of Romi, Romi Sub or any other affiliate of Romi to exercise effectively full rights of ownership of any Hardinge Common Shares, including, without limitation, the right to vote any Hardinge Common Shares acquired by Romi Sub pursuant to the Revised Offer or otherwise on all matters properly presented to the Company's shareholders;

            (iv)  seeking to require divestiture by Romi, Romi Sub or any other affiliate of Romi of any Hardinge Common Shares; or

            (v)   which otherwise would prevent or materially delay consummation of the Revised Offer or the Second-Step Merger.

  •
  (2) any clearances or approvals of any Governmental Authority other than in connection with the HSR Condition shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired.

  •
  (3) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable to (i) Romi, the Company or any subsidiary or affiliate of Romi or the Company or (ii) the Revised Offer and the Second-Step Merger, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Revised Offer, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (1) above.

  •
  (4) any event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Revised Offer is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Romi Sub's judgment, is or may be materially adverse to the Company or any of its affiliates, or Romi Sub becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates.

  •
  (5) there shall have occurred:

            (i)    any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Sao Paulo Stock Exchange—Bovespa;

            (ii)   any decline, measured from the date of the Revised Offer, in the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of the Revised Offer;

            (iii)  a material change in United States dollar or Brazilian real currency exchange rates or a suspension of, or limitation on, the markets therefor;

            (iv)  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Federative Republic of Brazil;

            (v)   any limitation (whether or not mandatory) by any government or Governmental Authority on the extension of credit by banks or other lending institutions;

            (vi)  a commencement of a war or armed hostilities, terrorist attacks or other national or international calamity directly or indirectly involving the United States or Federative Republic of Brazil; or

            (vii) in the case of any of the foregoing existing on the date of the Revised Offer, a material acceleration or worsening thereof.

  •
  (6) (i) a tender or exchange offer for some or all of the Hardinge Common Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Romi otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the Commission on or prior to the date of the Revised Offer, (ii) any such person or group which, on or prior to the date of the Revised Offer, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act, or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company.

  •
  (7) the Company or any of its subsidiaries has:

            (i)    split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Hardinge Common Shares or its capitalization;

            (ii)   acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Hardinge Common Shares or other securities;

            (iii)  issued or sold, or authorized or proposed the issuance or sale of, any additional Hardinge Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Hardinge Common Shares pursuant to and in accordance with the terms in effect as of the date of the Revised Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

            (iv)  permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company;

            (v)   declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, other than regular quarterly dividends on Hardinge Common Shares declared and paid in cash at times and in amounts consistent with past practice,

            (vi)  altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Revised Offer and the Second-Step Merger);

            (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice;

            (viii)  authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Romi Sub's judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its subsidiaries or affiliates;

            (ix)  entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Revised Offer, the acceptance for payment of or payment for some of or all the Hardinge Common Shares by Romi Sub or its consummation of any merger or other similar business combination involving the Company;

            (x)   except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Romi Sub shall have become aware of any such action which was not previously announced; or

            (xi)  amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Romi Sub becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Revised Offer (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Revised Offer and the Second-Step Merger).

  •
  (8) Romi Sub becomes aware:

            (i)    that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Revised Offer or the consummation by Romi Sub or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company; or

            (ii)   of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in its judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Revised Offer, the acceptance for payment of or payment for some or all of the Hardinge Common Shares by Romi Sub or its consummation of a merger or other similar business combination involving the Company).

  •
  (9) Romi Sub or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Romi Sub and the Company reach any other agreement or understanding pursuant to which it is agreed that the Revised Offer will be terminated.

  •
  (10) the Company or any of its subsidiaries shall have:

            (i)    granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Romi Sub's judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Hardinge Common Shares or other securities, assets or business of the Company or any of its subsidiaries); or

            (ii)   paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        The Revised Offer also states that the conditions described above are for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub regardless of the circumstances giving rise to any such condition or may be waived by Romi or Romi Sub in whole or in part at any time and from time to time prior to the expiration of the Revised Offer in their sole discretion. Also in accordance with the Revised Offer, (i) the failure by Romi or Romi Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; (ii) the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and (iii) each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

 ANNEX B

Directors and Executive Officers
of Hardinge Inc.

Directors

Daniel J. Burke
Douglas A. Greenlee
J. Philip Hunter
John J. Perrotti
Mitchell I. Quain
Kyle H. Seymour
Richard L. Simons

Executive Officers

Richard L. Simons*
Edward J. Gaio
Douglas C. Tifft
James P. Langa

*
Also a director

B-1

 ANNEX C

May 18, 2010

The Board of Directors
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902

Members of the Board:

        We understand that Helen Acquisition Corp. (the "Offeror"), a wholly owned subsidiary of Indústrias Romi S.A. (the "Parent"), has amended the terms of its tender offer (the "Tender Offer") for all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Hardinge Inc. (the "Company") that are not already owned by the Parent, to increase the price to $10.00 per share in cash (the "Consideration"). The terms and conditions of the Tender Offer are more fully set forth in the Tender Offer Statement filed by the Parent and the Offeror with the Securities and Exchange Commission on March 30, 2010 under cover of Schedule TO, as amended through Amendment No. 3 filed by the Parent and the Offeror on May 10, 2010 (collectively, the "Schedule TO").

        You have asked for our opinion as to whether the Consideration proposed to be paid by the Offeror to the holders of shares of Common Stock pursuant to the Tender Offer is adequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed the Schedule TO;

  (ii)
  reviewed certain publicly available financial and other information about the Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant; and

  (vi)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

The Board of Directors Hardinge Inc. May 18, 2010 Page 2

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of the Tender Offer to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Tender Offer to any holder of Common Stock.

        It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Tender Offer, and our opinion does not address the relative merits of the Tender Offer as compared to any alternative transaction or opportunity that might be available to the Company. Our opinion does not constitute a recommendation to the holders of shares of Common Stock as to whether or not such holders should tender their shares pursuant to the Tender Offer or as to any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock (other than the Parent and its affiliates). We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Tender Offer relative to the Consideration proposed to be paid to the holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Tender Offer. We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including a fee that is payable upon delivery of this opinion, quarterly fees that are payable for the term of the engagement, and a fee that would be payable whether or not the Tender Offer is completed. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Parent or entities that are affiliated with the Company, the Offeror or the Parent, for which we would expect to receive compensation. Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, provided that this opinion may be reproduced in full in any tender offer solicitation / recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission or mailed or otherwise disseminated to shareholders of the Company.

The Board of Directors Hardinge Inc. May 18, 2010 Page 3

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of shares of Common Stock pursuant to the Tender Offer is inadequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

/s/ Jefferies & Company, Inc.

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  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE
  ANNEX A
  ANNEX B
  ANNEX C